Exhibit 99.1

Talem Therapeutics Announces Multi-Target Antibody Discovery Research Collaboration With Pierre Fabre

Multi-target research collaboration leverages ImmunoPrecise’s powerful antibody discovery technologies with the long-standing expertise of Pierre Fabre in immuno-oncology

VICTORIA, British Columbia & CASTRES, France--(BUSINESS WIRE)--October 7, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) and the Pierre Fabre pharmaceutical group announced today that IPA’s subsidiary, Talem Therapeutics LLC (“Talem”), and Pierre Fabre have entered a multi-year, multi-target research collaboration with the goal to discover and develop therapeutics antibodies for up to nine targets. This strategic collaboration is expected to help expand Talem’s portfolio of novel antibodies across oncology. It adds to the variety of diverse relationships that the IPA group of companies holds across the pharmaceutical and biotechnology sector.

Under the research collaboration, scientists from both companies will work together and contribute their respective resources to discover and develop novel antibodies leveraging the IPA group’s antibody discovery technologies, such as B cell Select™ or Deep Display™ using wild-type and/or transgenic animals, available human libraries, as well as their signature “end-to-end" services. The antibodies developed in the research collaboration against the selected targets will be jointly owned by Talem and Pierre Fabre and, following the completion of each target specific research program, Pierre Fabre will have an option to obtain an exclusive worldwide license to Talem’s interest in those jointly discovered antibodies against that particular target, and Talem would be eligible to receive certain up-front and contingent downstream payments. In addition, if licensed, Pierre Fabre will be responsible for the preclinical and clinical development, as well as the commercialization of the jointly discovered antibodies.

“Less than two years ago we started Talem Therapeutics to provide a unique partnering opportunity for companies to jointly seek the development of promising novel candidates,” stated Dr. Stefan Lang, Chief Business Officer of ImmunoPrecise. “We are very excited to join forces with Pierre Fabre, combining our advanced antibody technologies with their world-class expertise in immuno-oncology is a powerful strategic combination enabling the teams to jointly address life threatening human diseases.”

"Drug discovery in immuno-oncology is a priority for Pierre Fabre. We are therefore very pleased to enter this multi-target research collaboration. Talem will provide us with its expertise and a variety of technology platforms to enable the discovery of therapeutic antibodies, towards a set of structurally diverse targets." added Francesco Hofmann, Head of R&D at Pierre Fabre Medical Care.

About Pierre Fabre

Pierre Fabre is the 2nd largest dermo-cosmetics laboratory in the world, the 2nd largest private French pharmaceutical group and the market leader in France for products sold over the counter in pharmacies. Its portfolio ranges across several medical franchises and international brands, including Pierre Fabre Oncology, Pierre Fabre Dermatology, Eau Thermale Avène, Klorane, Ducray, René Furterer, A-Derma, Naturactive and Pierre Fabre Oral Care. In 2020, Pierre Fabre generated €2.3 billion in revenues, 65% of which came from international sales. The Group employs some 10,000 people worldwide.
Pierre Fabre enjoys a 35-year long experience in oncology covering innovation, development, manufacturing and commercialization. Its Medical Care division has declared oncology as its main R&D and commercial priority, focusing on targeted therapies, biotherapies and immuno-oncology. Its therapeutic areas include high unmet medical needs, and cover colorectal, breast, lung cancers, melanoma, and pre-cancerous conditions like actinic keratosis.
Pierre Fabre is 86%-owned by the Pierre Fabre Foundation, a government-recognized public-interest foundation, and secondarily by its own employees through an international employee stock ownership plan. In 2020, Ecocert Environment assessed the Group’s corporate social & environmental responsibility approach in accordance with the ISO 26000 sustainable development standard for the 2nd consecutive year and confirmed its “Excellence” level.
For further information, visit www.pierre-fabre.com.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company endeavors to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes.
For further information, visit www.immunoprecise.com.

About Talem Therapeutics LLC

Talem Therapeutics is a subsidiary of ImmunoPrecise Antibodies Ltd. and is focused on the discovery and development of next-generation, human, monoclonal, therapeutic antibodies. Using the proprietary antibody discovery platforms and innovative technologies housed at IPA, Talem aims to accelerate novel, therapeutic antibody treatments to the clinic through strategic alliances and partners.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of the research collaboration with Pierre Fabre and our expectations with respect to that research collaboration and, any license that may be entered into with Pierre Fabre as a result of that research collaboration, and the potential of our other programs or services. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the research collaboration may be unsuccessful or may be terminated early, even if the research collaboration is successful Pierre Fabre may elect not to license any antibodies jointly developed under that research collaboration or the further development and commercialization of products resulting from that research collaboration may not be successful, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 27, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

IPA investor:
LifeSci Advisors
John Mullaly
E-mail : jmullaly@lifesciadvisors.com

Media Relations Pierre Fabre:
Anne Kerveillant, Communication Manager
Phone : +33 1 49 10 81 60 / +33 (0)6 20 88 54 57
E-mail : anne.kerveillant@pierre-fabre.com